Consolidated Financial Statements

(Expressed in United States dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2004 and 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with accounting principles generally accepted in Canada.  These statements include some amounts that are based on management's best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information used elsewhere in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is include herein.

“John A. Clarke”

John A. Clarke

Chief Executive Officer

“Cliff T. Davis”

Cliff T. Davis

Chief Financial Officer

February 24 , 2005

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

February 24, 2005

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

NEVSUN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States dollars)

December 31, 2004 and 2003

		2004	2003
			(Restated
			note 3)

Assets

Current assets:
Cash and cash equivalents		$2,570,752	$14,519,209
Short-term investments		26,514,081	47,166,703
Accounts receivable and prepaids		307,502	186,199
		29,392,335	61,872,111

Property, plant and equipment (note 4)		40,520,962	13,899,667

		$69,913,297	$75,771,778

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities		$1,098,901	$1,178,781
Current portion of long-term liabilities (note 6)		1,096,250	1,000,000
		2,195,151	2,178,781

Long-term liabilities (note 6)		1,494,725	1,087,797

Shareholders' equity:
Share capital (note 7)		139,662,136	134,296,307
Shares to be issued (note 7(f))		-	2,352,941
Contributed surplus (note 7(c))		5,060,683	1,903,403
Deficit		(78,499,398)	(66,047,451)
		66,223,421	72,505,200

		$69,913,297	$75,771,778

Commitments and contingencies (notes 4, 5, 6, 7 and 9)
Subsequent event (note 7)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”	Director	“Robert J. Gayton”	Director
Gary E. German		Robert J. Gayton

NEVSUN RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended December 31, 2004 and 2003

	2004	2003
		(Restated
		note 3)
Expenses:
Accounting and audit	$67,082	$56,151
Amortization	114,773	28,562
Consulting	58,215	67,533
Exploration expenditures (note 5)	9,681,574	10,318,154
Investor relations	265,270	261,528
Legal fees	42,450	21,791
Office	369,646	228,164
Remuneration	510,922	474,500
Stock-based compensation (note 7(c))	2,412,822	1,370,134
Transfer, listing and filing fees	122,208	81,941
Travel	58,042	47,023

Loss before the undernoted	(13,703,004)	(12,955,481)

Foreign exchange gain	36,945	509,624
Investment income	993,155	274,349
Mineral property royalty income (note 5(f))	487,415	-
Write-down of short-term investments	(266,458)	(145,126)

Loss for the year	(12,451,947)	(12,316,634)

Deficit, beginning of year
As previously reported	(28,410,350)	(26,411,870)
Change in accounting for exploration
expenditures (note 3)	(37,637,101)	(27,318,947)
As restated	(66,047,451)	(53,730,817)

Deficit, end of year	$(78,499,398)	$(66,047,451)

Basic and diluted loss per share	$(0.17)	$(0.22)

Weighted average number of common shares
outstanding	75,221,220	57,558,272

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years Ended December 31, 2004 and 2003

	2004	2003
		(Restated
		note 3)
Cash provided by (used for):

Operations:
Loss for the year	$(12,451,947)	$(12,316,634)
Items not involving the use of cash:
Amortization	114,773	28,562
Interest on accretion of debt (note 6)	101,848	118,169
Stock-based compensation	2,412,822	1,370,134
Stock-based compensation, exploration	646,817	511,553
Write-down of short-term investments	266,458	145,126
Unrealized foreign exchange loss on long-term debt	-	26,663
Changes in non-cash working capital:
Accounts receivable and prepaids	(121,303)	(145,825)
Accounts payable and accrued liabilities	(79,880)	288,328
	(9,110,412)	(9,973,924)
Investments:
Expenditures on property, plant and equipment	(26,236,766)	(624,494)
Construction hold back	2,192,500	-
Short-term investment sales proceeds, net of purchases	20,386,164	(44,988,875)
	(3,658,102)	(45,613,369)
Financing:
Issuance of shares, net of issue costs	820,057	68,359,025
Repayment of long-term debt	-	(1,000,000)
	820,057	67,359,025

Increase (decrease) in cash and cash equivalents	(11,948,457)	11,771,732
Cash and cash equivalents, beginning of year	14,519,209	2,747,477

Cash and cash equivalents, end of year	$2,570,752	$14,519,209

Non-cash investing and financing transactions:
Value of shares issued related to Segala acqusition (note 7(f))	$4,352,941	1,176,471
Debt for property (note 6)	208,830
Stock-based compensation charged to property,
plant, and equipment (note 7(c))	290,472	-

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

1.

Nature of business:

Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral exploration and development business.  During 2004, the Company has undergone a change in business through the commencement of construction of the Tabakoto mine in Mali, West Africa.

The Company's continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependant upon future profitable production or proceeds from the disposition of the mine.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated on consolidation.

The United States dollar is the principal currency of the Company's business, accordingly these consolidated financial statements are expressed in United States dollars.

(b)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to the valuation of assets, ore reserve determinations, valuation of stock-based compensation, determination of reclamation obligations and future income tax valuation reserves.  Actual results could differ from those estimates.

(c)

Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.

(d)

Short-term investments:

Short-term investments have terms to maturity of greater than 90 days when acquired and are recorded at the lower of cost and market determined on an aggregate portfolio basis.  Such investments are comprised of highly liquid US dollar denominated interest bearing securities that are diversified by entity, industry and country.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

2.

Significant accounting policies (continued):

(e)

Exploration:

Exploration costs are charged to earnings as they are incurred until the decision to proceed with development is made.

 (f)

Property, plant and equipment:

(i)

Plant and equipment

Plant and equipment is recorded at cost less depreciation.  Plant and equipment associated with mining operations will be depreciated over the estimated lives of the assets on a units of production basis or declining balance basis, as appropriate.  All other equipment is amortized over the life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.

(ii)

Mineral properties and deferred costs

Costs related to the acquisition of mineral properties are capitalized on a property-by-property basis. Additional costs related to mineral properties are capitalized when it has been established that a mineral deposit is commercially mineable by the Company and a decision has been made to proceed with development (which occurs only upon the completion of a positive economic analysis of the mineral deposit). Development expenditures, including finance related costs, are capitalized as incurred until commencement of production.   Pre-production expenditures and revenue are capitalized until the commencement of commercial production.

Such capitalized acquisition costs and deferred development expenditures are written down when  either there is little prospect of further work on a property being carried out by the Company, or a property is abandoned, or the future cash flows related to the property are estimated to be less than the carrying value of the property.

Mineral properties and deferred costs are, upon commencement of commercial production, amortized over the estimated life of the property.

(iii)

Deferred stripping costs

Mining costs incurred related to the removal of waste rock of an open pit mine after commencement of production are capitalized and then amortized using the units of production method, calculated using the estimated average strip ratio over the life of the open pit.

(iv)

Reclamation and closure costs

During the year ended December 31, 2004, the Company adopted the CICA Handbook section 3110, “Asset Retirement Obligations” (“HB 3110”).  Pursuant to this new standard, upon environmental disturbance that the Company is legally required to remediate the Company records the estimated fair value of liabilities for reclamation and closure activities and the resulting costs are capitalized to the corresponding asset.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows.  The adoption of HB 3110 had no material impact on the Company's consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

2.

Significant accounting policies (continued):

(g)

Share capital:

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value over a reasonable period before and after the date the agreement to issue shares was reached and announced.

(h)

Foreign currency translation:

The Company's foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

  Revenue and expense items at the rate of exchange in effect on the dates they occur;

  Non-monetary assets and liabilities at historical exchange rates;

  Monetary assets and liabilities at the exchange rate at the balance sheet date; and

  Exchange gains and losses are recorded as income or expense in the period in which they occur.

(i)

Financial instruments:

The fair values of cash and cash equivalents, short-term investments, accounts receivable and prepaids and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is estimated to approximate its carrying value.

 (j)

Stock-based compensation:

The Company has a stock option plan that is described in note 7(c).  The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method.  Under the fair value method, stock-based compensation is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and is amortized over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k)

Loss per share:

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including the outstanding options and warrants would be anti-dilutive.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

2.

Significant accounting policies (continued):

(l)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

(m)

Reclassification:

Certain of the comparative figures have been restated to conform with the presentation adopted in the current year.

3.

Change in accounting policy:

During the year ended December 31, 2004, the Company retroactively changed its accounting policy for exploration expenditures to align itself with policies practiced in the United States and those applied by major mining companies. Prior to the year ended December 31, 2004, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable.  Exploration expenditures are now charged to earnings as they are incurred.

The effect of this change in 2004 was to increase the loss for the year by $9,681,574, (2003 - $10,318,154) and the opening deficit at January 1, 2003 by $27,318,947.

4.

Property, plant and equipment:

	2004	2003

Mineral property under development – Tabakoto, Mali:
Construction in progress	$26,177,386	$-

Mineral properties (note 5)	13,178,973	12,980,202

Equipment:
Cost less accumulated amortization
$219,939 (2003 - $105,166)	1,164,603	919,465
	$40,520,962	$13,899,667

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

4.  Property, plant and equipment (continued):

During 2004 the Company commenced construction of the Tabakoto mine in Mali.  Construction in progress includes payments of $19,900,000 on a lump sum turnkey contract with an unrelated third party, totaling $25,500,000, for which Nevsun has guaranteed payment through its Malian subsidiary, Tambaoura Mining Company SA.

The Tabakoto mine under construction is located in southwestern Mali. The Company has an 80% interest and the Government of Mali owns the remaining 20%.  A portion of the mining licensed area, outside of the Company's current mine plan, is subject to annual payments of $75,000, a 5% net profits interest and a 1% net smelter royalty.

5.

Mineral properties:

The following schedule provides a historical record for the past two years of acquisition and exploration expenditures on the Company's mineral properties:

			Bisha/	Augaro/
	Tabakoto	Segala	Okreb	Akurdet
	Mali	Mali	Eritrea	Eritrea	Other	Total

Balance December 31,
2002	$2,019,021	$10,625,260	$77,500	$ 77,500	$50,000	$ 12,849,281
Acquisition costs	75,000	1,373	26,002	28,546	-	130,921
Exploration:
Assays	59,141	34,127	198,731	1,544	-	293,543
Consulting engineers
and personnel	2,049,012	203,556	646,520	29,280	2,624	2,930,992
Drilling and geophysics	505,802	244,407	1,869,029	879	-	2,620,117
Equipment	26,688	10,124	107,742	1,028	-	145,582
Interest	-	118,169	-	-	-	118,169
Line cutting and surveying	133,269	6,412	444,611	159,030	386	743,708
Transportation and field	290,879	10,000	727,031	12,425	-	1,040,335
Administration	1,052,071	62,880	681,958	72	76,552	1,873,533
Stock-based compensation	216,512	-	295,041	-	-	511,553
Diamond permit	-	-	-	-	40,622	40,622
Incurred during the year	4,408,374	691,048	4,996,665	232,804	120,184	10,449,075
Expensed during the year	(4,333,374)	(689,675)	(4,970,663)	(204,258)	(120,184)	(10,318,154)
Balance December 31,
2003	2,094,021	10,626,633	103,502	106,046	50,000	12,980,202
Acquisition costs
Incurred	213,771		17,500	17,500	-	248,771

						8
Recovered	-	-	-	-	(50,000)	(50,000)
Exploration:
Assays	3,355	410,241	-	-	413,596
Consulting engineers
and personnel	784,628	42,234	1,173,213	17,315	140,901	2,158,291
Drilling and geophysics	164	-	2,216,216	257	-	2,216,637
Equipment	2,506	-	280,723	-	-	283,229
Interest	-	101,848	-	-	-	101,848
Line cutting and surveying	-	-	85,279	16,703	-	101,982
Transportation and field	962,983	27,896	802,432	6,842	-	1,800,153
Administration	837,641	61,585	628,640	2,117	123,283	1,653,266
Stock-based compensation	250,066	12,115	304,256	-	80,380	646,817
Diamond permit	-	-	-	-	305,755	305,755
Incurred during the year	3,055,114	245,678	5,918,500	60,734	650,319	9,930,345
Expensed during the year	-	(2,841,343)	-	-	(245,678)	-	-	(5,901,000)	-	-	(43,234)	-	-	(650,319)	-	-	(9,681,574)
Balance December 31,
2004	$2,307,792	$10,626,633	$121,002	$123,546	$-	$13,178,973

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

5.

Mineral properties (continued):

(a)

Tabakoto, Mali

During 2004, the Company made the decision to proceed with construction of the Tabakoto mine based on a positive feasibility study.  Accordingly, all costs incurred have been capitalized as part of property, plant and equipment (note 4).

 (b)

Segala, Mali:

During 2002, the Company completed its acquisition of an 80% interest in the Segala property that is located adjacent to the Company's Tabakoto property in southwestern Mali.  The remaining 20% interest is held by the Government of Mali. Total consideration was $1,150,000 cash, 2,916,000 common shares and a non-interest bearing debenture of $6,000,000 face value to be paid over three years in cash and shares.  The accounting for the transaction at fair value resulted in a total acquisition cost of $10,625,260, reflecting the cash paid, the discounted fair value of the cash repayment on the non-interest bearing debenture over time, and the fair value of the shares issued and to be issued (notes 6 and 7(f)).

 (c)

Eritrea:

During 1999, the Company entered into an agreement to acquire an interest in exploration property licenses located in the southwestern part of Eritrea in consideration for a cash payment of $120,000 plus annual cash payments of $35,000 until feasibility.  In addition, the agreement provides for the payment of a $300,000 success fee on delivery of a bankable feasibility study and a 1.5% net smelter return royalty upon commercial production.

The Company holds a number of exploration licenses in western Eritrea, consisting of the four contiguous Bisha/Okreb licenses comprising 322 square kilometers, the Augaro license of 650 square kilometers, and the four contiguous Akurdet licenses of 172 square kilometers.

(d)

Other:

Included in other are a diamond permit in Mali (note 5(e)), properties in Ghana (note 5(f)) and various other less significant exploration prospects.

(e)

Diamond permit, Mali:

During 2004, the Company was granted a diamond permit by the Government of Mali.  The permit to explore for diamonds covers an area of approximately 175 square kilometers and includes all of the Tabakoto and Segala mining licensed areas.  Costs of $305,755 were incurred to evaluate the diamond potential of the property.   These exploration costs were expensed during the year.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

5.

Mineral properties continued:

(f)

Kubi, Ghana:

The Kubi property is located in southwestern Ghana and is subject to an agreement with AngloGold Ashanti (“Ashanti”) for the surface rights to the Kubi project.  During 2004, the agreement with Ashanti was amended whereby Ashanti paid $100,000 as an advance royalty on remaining amounts of gold to be recovered. Ashanti also paid an additional $387,415 representing escrowed funds plus interest relating to the original 1999 agreement. Ashanti is required to make royalty payments for every recovered ounce of gold, of a minimum of $5 per ounce plus 20% of the excess of the spot price of gold over $325 per ounce.

Ashanti commenced mining of the surface resources in 1999 and in 2000 suspended production pending receipt of a forestry permit to allow the open pit mining to extend into a forest reserve area.  During 2003, the Government of Ghana announced renewal of access privileges to forest reserves and in 2004 granted such access to Ashanti.  As a result, Ashanti recommenced mining in late 2004.

During 2003, the Ashanti option on underground resources at Kubi expired, and the rights reverted back to the Company.

 (g)

Sovereign interests:

The governments of the following countries may under their respective legislation acquire ownership interests in the properties.

(i)

Mali:

Pursuant to the applicable mining laws of Mali, the Government of Mali reserves the right to participate in the Company's properties in Mali by receiving a carried interest of up to a 20% equity interest in any exploitation company.

(ii)

Eritrea:

Pursuant to the laws of Eritrea, the Government of Eritrea will have a 10% carried interest in each mining property upon the grant of a mining license on the applicable property and has an option to acquire up to a further 20% contributing interest.  The Government has advised the Company that it may alter its mining laws to allow it to increase its contributing interest to 30%.

(iii)

Ghana:

Pursuant to the applicable mining laws of Ghana, the Government of Ghana has a 10% carried interest in each of the Company's properties in Ghana and at the exploitation stage has an option to acquire up to a further 20% contributing interest.

(h)

Mineral properties - contingencies:

The Company has investigated ownership and access rights of all of the mineral properties in which it has an interest and, to the best of its knowledge, has satisfactory ownership and access rights.  However, properties may be subject to undetected prior claims or agreement transfers.  In addition, the Company's ability to explore and exploit these mineral properties is subject to ongoing approval of local governments.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

6.

Long-term liabilities:

	2004	2003

Construction holdback on Tabakoto contract,
payable 50% on completion and 50% one year
from completion	$2,192,500	$-

Minority interest, payable to Government of Mali
regarding Tabakoto and Segala (a)	398,475	189,645

Debenture payable in connection with Segala
acquisition (b)	-	1,898,152
	2,590,975	2,087,797
Less current portion of long-term debt	(1,096,250)	(1,000,000)
	$1,494,725	$1,087,797

(a)

In connection with the 2002 acquisition of the Segala property, the Company recorded a payable of $209,340 (2003 - $189,645) (CFA 100,000,000 both years) to the Government of Mali which is payable from future mining operations on the Segala property.

In connection with the Tabakoto property the Company recorded in 2004 a payable of $189,135 (CFA            75,000,000) to the Government of Mali which is payable from future mining operations on the Tabakoto property.

(b)

In 2002, the Company issued a debenture in connection with its acquisition of the Segala property (note 5(b)), with a face value of $6,000,000, of which $3,000,000 was to be paid in cash in three equal payments commencing in July 2003 and the remainder in shares (note 7(f)).  The Company recorded the monetary portion of the debt at an initial fair value of $2,723,248, a discount to its face value, and for accounting purposes, recorded the imputed interest over the life of the debt. The interest accretion for 2004 was $101,848 (2003 - $118,169). During 2004, all of the remaining obligations were settled by way of the issuance of shares (note 7(f)).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

7.

Share capital:

(a)

Authorized:

250,000,000 common shares without par value

 (b)

Issued:

	Number	Share
	of shares	amount

Balance, December 31, 2002	47,077,296	$64,760,811

Private placements for cash	15,500,000	58,492,686
Exercise of options (note 7(c))	1,578,000	802,826
Exercise of warrants (note 7(d))	8,650,198	8,479,532
Exercise of agent options (note 7(e))	576,000	583,981
Resource property acquisitions (notes 5(b) and 7(f))	442,828	1,176,471

Balance, December 31, 2003	73,824,322	134,296,307

Exercise of options (note 7(c))	1,002,000	707,409
Exercise of warrants (note 7(d))	265,000	112,648
Debt settlement (note 7(f))	1,420,000	4,352,941
Allocation from contributed surplus upon exercise of stock options	-	192,831

Balance, December 31, 2004	76,511,322	$139,662,136

During the year ended December 31, 2003, the Company completed two separate private placements, as follows:

(i)

of 5,500,000 common shares at CDN$3.10 per share.

(ii)

of 10,000,000 units at CDN$6.80 per unit.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at a price of CDN$10.00 per share until December 19, 2008.  As at December 31, 2004 all of the warrants are outstanding.

(c)

Stock options:

The Company's shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Since the origin of the plan, the Company has been authorized by its shareholders to grant up to 9,475,000 stock options of which 2,797,000 options have been granted and exercised since 1996, 4,332,000 have been granted and remain outstanding at December 31, 2004 and 2,346,000 remain authorized to be granted at December 31, 2004.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years, (2003 – 5 years) stock price volatility 95% (2003 - 109%), no dividend yield and a risk free interest rate yield of 3% (2003 – 3%).  The fair value is particularly impacted by the Company's stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

7.

Share capital (continued):

(c)

Stock options (continued):

Stock-based compensation values recorded:

	2004	2003

Stock-based compensation cost:
Capitalized to mine under construction	$290,472	$-
Expensed - exploration (note 5)	646,817	511,553
Expensed - administration	2,412,822	1,370,134
	$3,350,111	$1,881,687

Contributed surplus:

Balance, beginning of year	$1,903,403	$21,716
Grant of options	3,350,111	1,881,687
Exercise of options to share capital	(192,831)	-
Balance, end of year	$5,060,683	$1,903,403

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2002	4,635,000	$0.74
Granted	1,430,000	3.47
Expired	(15,000)	3.21
Exercised	(1,578,000)	0.70

Outstanding, December 31, 2003	4,472,000	1.62
Granted	1,237,000	4.81

Expired	(375,000)	4.38

Exercised	(1,002,000)	0.95

Outstanding, December 31, 2004	4,332,000	$2.45

The weighted average fair value of options granted at grant date was CDN $3.47 (US $2.66) per share.

Details of outstanding options at December 31, 2004:

	Number of		Range of price			Average remaining
Type	options	-	-	(CDN$) exercise	-	life in years

Vested (exercisable)	155,000			$0.15		6.1 years
Vested (exercisable)	2,180,000			$ 0.65 to $2.05		1.9 years
Vested (exercisable)	1,422,000			$ 3.21 to $4.81		3.4 years
Vested (exercisable)	100,000			$7.33		3.9 years
Un-vested	475,000			$4.81		4.1 years

Total	4,332,000

Subsequent to December 31, 2004, the Company granted additional stock options to employees and directors to purchase 1,265,000 common shares at CDN $2.36 per share for a period of 5 years.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

7.

Share capital (continued):

 (d)

Warrants:

	Number	Average exercise
	of warrants	price (CDN$)

Balance, December 31, 2002	8,854,698	$1.33
Warrants issued with private placements	5,000,000	10.00
Warrants issued on exercise of agents' options	288,000	1.89
Warrants exercised	(8,650,198)	1.35

Balance, December 31, 2003	5,492,500	9.18
Warrants exercised	(265,000)	0.57

	5,227,500	$9.62

The warrants and agents' warrants expire on December 19, 2008 (5,000,000 warrants) and May 16, 2005 (227,500 warrants).

(e)

Agents' options:

Agents' options to purchase 750,000 shares of the Company were issued in connection with private placements during 2002, of which 174,000 were exercised during 2002 and 576,000 were exercised during 2003.

(f)

Shares to be issued:

In connection with the acquisition of the Segala property (note 5(b)), the Company agreed to issue common shares with a total deemed face value of $3,000,000 in three equal annual amounts commencing in July 2003.  The Company recorded the initial share obligation at the fair value of $3,529,412 for the shares that would be issued based on the market price at the transaction date. The first issuance of common shares was 442,828 common shares in July 2003.

During 2004, the Company issued 1,420,000 common shares of the Company to settle all of the then remaining obligations of debt ($2,000,000) and shares to be issued ($2,352,941).

(g)

Shares reserved for issuance (fully diluted):

Number
of shares

Issued and outstanding at December 31, 2004	76,511,322
Reserved for options (note 7(c))	4,332,000
Reserved for warrants (note 7(d))	5,227,500
Shares reserved for issuance (fully diluted) at December 31, 2004	86,070,822

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2004 and 2003

8.

Income taxes:

At December 31, 2004, the Company has available losses for income tax purposes in Canada totaling approximately CDN $6,600,000 expiring in years commencing 2009.  The Company also has net operating loss carry forwards for income tax purposes in foreign jurisdictions of approximately $3,500,000 which, if not utilized to reduce income in future periods, expire through 2014.  Access to the loss carry forwards in the future may be restricted.

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

As at December 31, 2004, the tax effect of the significant components within the Company's future tax asset, are as follows:

	2004	2003
		(Restated,
		note 3)

Mineral properties	$24,241,000	$21,200,000
Loss carry forwards	2,050,000	2,000,000
Fixed assets and other	230,000	200,000
	26,521,000	23,400,000
Valuation allowance	(26,521,000)	(23,400,000)

Net future income tax asset	$-	$-

9.

Commitments

In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

2005 - $3,600,000; 2006 - $4,400,000; 2007 - $5,000,000; 2008 - $7,500,000; 2009 - $7,500,000.

In addition the mining contract has a minimum termination provision of $6,000,000 that declines evenly over the life of the five year contract.

10.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of mineral properties.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources (2003 - 80% international, 20% domestic).

MANAGEMENT'S DISCUSSION & ANALYSIS - ANNUAL FISCAL 2004

General

The Company's operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company is in the transition phase of moving from an explorer to a producer and is building its first operating gold mine at its Tabakoto property in Mali. Production is targeted for mid 2005. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits.  An independent resource estimate was released in October 2004 (see below) and the Company has engaged an independent engineering firm to complete a feasibility study.

The Company's mission statement outlines the plan to "maximize asset growth through the successful acquisition, exploration and development to production of selected gold and base metal properties in Africa." This mission statement focuses the Company's current strategy to develop a portfolio of successful mining operations. In the immediate short term the corporate focus is on those properties already within the Company's property folio. The Company has structured its acquisition and exploration efforts to date to provide growth opportunities around its key exploration and development targets.

In Mali, the Tabakoto Mine is being developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of prime gold exploration targets. The Segala deposit and the exploration targets may provide production growth opportunities for the Company following the start of production at Tabakoto.

In Eritrea, the high-grade gold, copper and zinc mineralization discovered by the Company at its Bisha property provides a nucleus for future project growth. The VMS (volcanogenic massive sulfide) Bisha Main discovery lies within a regional property portfolio that contains additional VMS targets. Elsewhere in Eritrea the Company has also defined drill ready targets on its AK, Okreb and Augaro properties for further regional exploration.

In September the Company, and other mining companies operating in Eritrea, were advised by the Government of Eritrea to temporarily halt exploration work. The Company's share value had suffered a significant decline. In January 2005 the Government welcomed the recommencement of work.  Nevsun was advised that during the intervening period, the Government undertook a thorough review of all aspects of laws applicable to the industry.

In Ghana, the Kubi property has for the past four years been on a care and maintenance program awaiting on decisions by the Government and Anglo Ashanti to allow further mining. A restart of surface mining at Kubi was negotiated in August 2004 and mining recommenced in October 2004. Kubi ore is processed at Anglo Ashanti's Obuasi Mine. The surface ore scheduled to be mined at Kubi contains 20-30,000 ounces of gold. Underground mining rights are held by Nevsun Resources and surface mining rights return to Nevsun Resources in July 2005.

2

Overview of Performance

The following discussion of performance, financial condition and future prospects should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended December 31, 2004. This discussion covers the year and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

The Company's assets totaled approximately $70 million as at December 31, 2004 compared to $76 million at December 31, 2003, after restatement for a retroactive change in accounting for exploration expenditures. Working capital of $27 million at December 31, 2004 has declined by $32 million since December 31, 2003 largely as a result of expenditures on the Company's projects in Mali ($28 million) and Eritrea ($5.7 million).  The loss for the year was $12.5 million (2003 - $12.3 million) and the most significant impact on the loss was the accounting for exploration expenditures and stock-based compensation, more fully described below, accounting for $12.1 million of the loss for the year (2003 - $11.7 million). Net cash operating outflow was $9.1 million for 2004 (2003 - $9.9 million).

Selected Annual Information

Fiscal Years Ended (audited)

	December 31, 2004	December 31, 2003 (restated) (note 1)	December 31, 2002 (restated) (note 1)
(a) Revenue	$ -	$ -	$ -
(b) Loss for the year	$12,451,947	$ 12,316,634	$ 5,333,922
(c) Loss per share
(Basic & Fully Diluted)	$ 0.17	$ 0.22	$ 0.14
(d) Total assets	$ 69,913,297	$ 75,771,778	$ 18,414,540
(e) Total long term debt	$ 2,590,975	$ 2,087,797	$ 2,942,965

Note 1 - See comments under Results of Operations regarding change in accounting for exploration costs.

Results of Operations

The loss from operations of $12,451,947 for the year ended December 31, 2004 was most dramatically affected by the non-cash charge of $2,412,822 for stock-based compensation, as a result of implementing the recommendations of the Canadian Institute of Chartered Accountants for employee stock-based compensation, and by the change in accounting for exploration expenditures. Exploration costs are now expensed in the year they are incurred, an increase to loss and decrease to assets of $9,681,574 for 2004, $10,318,154 for 2003 and $27,318,947 for prior years. The charges for stock based compensation are particularly high due to the assumptions required in the Black-Scholes valuation model that are impacted by the Company's stock price volatility over the past five years.

The statement of operations also demonstrates some relatively small increases in overheads over 2003, including increased remuneration ($36,422 increase - 8%) due to increased staffing and compensation, and office costs ($141,482 increase - 62%) due to a combination of higher rent and investment funds management fees. Listing fees and legal have also increased (total of $60,926 - 59%) in connection with the procedures to register its securities with the Securities and Exchange Commission in the United States.

3

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (Unaudited and Restated):

	2004 4th	2004 3rd	2004 2nd	2004 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (1,843,122)	$ (1,259,195)	$ (4,746,463)	$ (4,603,167)
(c) Per share loss (basic & fully diluted)	$ (0.02)	$ (0.03)	$ (0.06)	$ (0.06)
	2003 4th	2003 3rd	2003 2nd	2003 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (5,544,155)	$ (1,764,067)	$ (3,381,521)	$ (1,626,891)
(c) Per share loss (basic & fully diluted)	$ (0.10)	$ (0.03)	$ (0.06)	$ (0.03)

The 2004 and 2003 quarterly results have been re-stated for the change in accounting at the end of 2004 for exploration expenditures, as referenced in the discussion of Results of Operations above and more completely explained in the annual consolidated financial statements.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; very significant charges for exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment income and foreign currency gains/losses:

 (1) exploration expenditures in Q4/2004 $1,474,318,  Q3/2004 $764,208, Q2/2004 $3,733,654, Q1/2004 $3,709,394 , Q4/2003 $4,714,045, Q3/2003 $1,201,999, Q2/2003 $2,897,131, Q1/2003 $1,504,979 ;

(2) stock-based compensation in Q4/2004 $552,516, Q3/2004 $520,812, Q2/2004 $496,113, Q1/2004 $843,381, Q4/2003 $422,140, Q3/2003 $382,617, Q2/2003 $364,038, Q1/2003 $201,339 ;

(3)  investment income in Q4/2004 $374,642, Q3/2004 $404,967, Q2/2004 $(160,188), Q1/2004 $373,734 and

(4) foreign currency gain Q1/2003 $351,394.

Liquidity and Capital Resources

The Company's working capital at December 31, 2004 of $27 million is sufficient to fund the remaining development of the Tabakoto project, planned immediate exploration activity in 2005 as well as the Company's overheads.

Nevsun has been successful in raising funds in the equity market in the past however there is no guarantee that such funding will continue to be available.

Long-term debt repayment obligations:

During the year the remaining long-term debt obligations, originally incurred in connection with the 2002 Segala acquisition, were settled in full by the issuance of common shares.

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years
Long-Term Debt	2,590,975	1,096,250	1,096,250	398,475
Purchase Obligations	28,000,000	3,600,000	16,900,000	7,500,000
Total Contractual Obligations	30,590,975	4,696,250	17,996,250	7,898,475

4

In addition to what has already been spent to date on the Tabakoto project in Mali, the Company's planned development is expected to require up to $20 million of the Company's December 31, 2004 working capital to reach the target of being in production in 2005.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value assigned to stock-based compensation expense. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company's financial condition.

The Company's recorded value of its mineral properties has been retroactively restated to expense exploration costs in accordance with the Company's recently adopted accounting policy for exploration expenditures (see below). The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for potential construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to significant change, out of the Company's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties.

Change in Accounting Policy

In the fourth quarter of 2004 the Company changed its accounting for exploration expenditure to expense the costs as they are incurred instead of capitalizing them to mineral properties. While both policies are acceptable under Canadian GAAP the new policy is now also in accordance with US GAAP and is in line with practices followed by major Canadian mining companies.  During 2003 the Company also changed its accounting for stock-based compensation, as explained in the 2003 financial statements. The comparative figures for 2003 and the quarterly results have been restated from previously published results to properly reflect these changes.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

5

Mineral Property Developments

Tabakoto - Mali

During the second quarter of 2004 Nevsun announced its decision to build the Tabakoto mine in Mali and fund the construction from existing working capital. Production has been planned for mid 2005 and actual first gold pour will be subject to many variables, including construction, delivery constraints and mill testing. The scheduled production rate outlined in the feasibility study averages 105,000 ounces of gold per year at an ore processing rate of 2000 tonnes per day.  It is too early to determine when targeted production rates will be reached.

The Company entered into a lump sum turnkey contract for the construction of the plant, facilities and key components of infrastructure. To the end of 2004 the Company has incurred approximately $26 million of the capital costs to bring Tabakoto into production. During 2004 the engineers completed the detailed design and principal contracts were executed for the construction contract, mining contract, fuel supply, power generation, catering and others. The Project site construction is well under way with major equipment and construction supplies ordered, site preparation advanced and foundations for CIL tanks and the ball mill complete, cranes in place and camp housing facilities and related infrastructure all under way. Pre-stripping commenced late in the year.

The strategic operating plan for Tabakoto is to commence with the mining of the Tabakoto open pit, with a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala open pit will lie approximately 5 km from the Tabakoto infrastructure. The Company will also be re-evaluating the economics of mining the Segala deposit contemporaneously with the mining of Tabakoto and will during the course of mining re-evaluate the underground potential of both Tabakoto and Segala. The plant has been pre-designed to allow for the potential additional volumes.

The Tabakoto and Segala open pit ore reserves at a gold price of US$350 per ounce are presented below.

Tabakoto Ore Reserve Estimate - US$350/oz Au
Category	Oxide		Fresh/Hardrock		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	435	3.91	2,067	5.19	2,502	4.97
Probable	113	4.27	741	6.38	854	6.10
Total	548	3.98	2,808	5.50	3,356	5.26

Segala Ore Reserve Estimate - US$350/oz Au
Category	Oxide		Fresh/Hardrock		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	303	2.40	2,588	2.96	2,891	2.90
Probable	27	2.21	1.060	3.23	1.088	3.20
Total	331	2.38	3,648	3.04	3,979	2.98

Exploration drilling has been conducted at Tabakoto to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto once surface operations have commenced. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

6

During the fourth quarter the Company carried out an exploration campaign to evaluate the diamond potential of the company's 175 sq km diamond exploration license that overlies the combined 83 sq km Tabakoto and Segala gold exploitation licenses. Results of the program are currently being evaluated.

Bisha - Eritrea

The exploration program expenditures on the Bisha property in Eritrea increased to approximately $5.9 million in 2004 from $5.2 million in 2003. Note 5 to the financial statements provides a breakdown of the various costs incurred. Exploration drilling during 2004 has totaled 31,400 meters, which brings total drilling by the Company on the property to 51,225 meters (diamond - 48,825 meters; reverse circulation - 2,400 meters).

In October 2004 Nevsun announced a resource estimate for the Bisha Main Zone, as prepared by AMEC, a major independent engineering company. A summary of this announcement is contained below and details, including full tables and diagrams can be found on the Company's web site (www.nevsun.com) and through www.sedar.ca. A technical report supporting the resource estimate was filed on SEDAR in November.

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

Indicated	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	4,984.1	6.51	30.00	0.10	0.08	1.04 m oz Au
Supergene Cu	0.5% Cu	7,644.8	0.46	35.56	3.47	0.87	585 m lb Cu
Primary	2.0% Zn	1,711.5	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8,413.3	0.76	58.27	1.12	9.04	1,680m lb Zn
Total tonnes		22,753.7

Inferred	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	122.0	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	185.6	0.09	30.14	3.26	1.04
Primary	2.0% Zn	392.0	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5,150.9	0.70	59.67	0.84	8.28	940 m lb Zn
Total tonnes		5,850.0

In January 2005, after a four month interruption to work programs, the Company recommenced its exploration work with a planned 20,000 meter diamond drill program for the first half of the year.

7

In February 2005 the Company formally engaged AMEC to commence an economic feasibility study for the Bisha Main Zone. The feasibility study will consider metallurgy, mining and processing methods, infrastructure and environmental impacts. It is anticipated that the study will take approximately twelve months to complete. In preparation for the study, in 2004 the Company commenced baseline water and environmental work and has from the start of the project maintained high quality control over data.

In March 2005 the Company made an additional discovery of a massive sulphide zone approximately 9.5 kilometers southwest of the Bisha Main deposit. Assay results are pending at the time of this MD&A, while the exploration was advancing well.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world metals markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved.

"John A. Clarke"

John A. Clarke

President & CEO

March 24, 2005